SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

July 24, 2018

VIA EDGAR

Ms. Samantha Brutlag

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Comments on Amendment No. 33 to the Registration Statement on Form N-1A filed on April 30, 2018 (the
“Amendment”) of Quantitative Master Series LLC (the “Master LLC”) on behalf of certain series of the
Master LLC (each, a “Series”)

Dear Ms. Brutlag:

This letter responds to a comment provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) during a phone call on June 18, 2018, regarding the above-referenced Amendment.

The Staff’s comment is described below and has been summarized to the best of our understanding. We have discussed the Staff’s comment with representatives of the Master LLC. The Master LLC’s response to the Staff’s comment is set out immediately under the restated comment.

Comment: The Staff requests confirmation as to whether the contractual expense waiver listed in footnote 3 to the table shown in the fourth paragraph of Item 10 may be recouped by BlackRock Advisors, LLC. If so, the Staff requests that the Master LLC consider adding disclosure in footnote 3 on the terms and conditions of such recoupment.

Response: The Master LLC confirms that the contractual expense waiver listed in footnote 3 to the table shown in the fourth paragraph of Item 10 may not be recouped by BlackRock Advisors, LLC.

* * * * * * * * * *

Please do not hesitate to contact me at (212) 839-8615 if you have comments or if you require additional information regarding the Master LLC’s Registration Statement.

Very truly yours,

/s/ Jesse C. Kean
Jesse C. Kean

cc:	Benjamin Archibald, Esq., BlackRock Advisors, LLC

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